					EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Nine Months Ended
	2009	2010	2011	2012	2013 (a)	September 30, 2014
Income from continuing operations before income tax	$884.6	$915.6	$866.1	$944.2	$915.6	$639.2
Equity in the income of investees	(15.2)	(11.7)	(10.4)	(21.4)	(18.6)	(10.6)
Cash distributions received from equity investees	17.4	18.0	11.8	21.0	14.4	7.3
	886.8	921.9	867.5	943.8	911.4	635.9

Fixed Charges:
Interest on long-term and short-term debt
including amortization of debt expense	62.9	70.0	87.5	94.5	96.5	77.4

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	61.0	67.4	73.4	75.3	78.6	59.9

Total fixed charges	123.9	137.4	160.9	169.8	175.1	137.3

Earnings before income taxes and
fixed charges	$1,010.7	$1,059.3	$1,028.4	$1,113.6	$1,086.5	$773.2

Ratio of earnings to fixed charges	8.16	7.71	6.39	6.56	6.21	5.63

(a) Prior year has been revised to reflect actual interest on long-term and short-term debt including amortization of debt expense.  The impact of this revision is not material to previously reported amounts.